

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 24, 2015

Saul Backal
Chief Executive Officer
Meganet Corporation
2510 E. Sunset Rd. Unit 5-777
Las Vegas, NV 89120

> **Re: Meganet Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2015**
> **Filed September 3, 2015**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
> **Filed September 22, 2015**
> **File No. 333-176256**

Dear Mr. Backal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. It appears that you are currently required to file reports pursuant to Section 15(d) of the Exchange Act. We note that it appears that you had more than 300 record holders on the first day of the fiscal year covered by this report and that it appears that you currently have more than 500 record holders for purposes of Rule 12h-3 of the Exchange Act. If true, please revise your cover page to check mark the box "no" indicating that you are required to file reports pursuant to Section 15(d) of the Exchange Act.

Item 5. Market for Registrant's Common Equity…, page 14

2.   We note statements from June and July 2015 on your twitter page that you appear to be currently planning or in the process of registering with FINRA and engaging a market maker to apply for quotation on the OTC Bulletin Board. We also note similar statements from your Form S-1 File No. 333-176256, effective November 9, 2012. Please advise us of your anticipated timing with this application and process.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 15

3.   We note your significant reliance on financing from your Chief Executive Officer Saul Backal. Please file any loan agreements with Mr. Backal as a material contract pursuant to Item 601(b)(10) of Regulation S-K, or in the alternative, please clearly state that this commitment is non-binding.

Item 15. Exhibits, page 38

4.   Please file or incorporate by reference your articles of incorporation and bylaws. Refer to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, (202) 551-

3788, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications